SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-36458

Neovasc Inc.

(Translation of registrant’s name into English)

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report — License and Collaboration Agreement with Penn Medicine and the Gorman Cardiovascular Research Group

2	Material Contract — License and Collaboration Agreement

3	Material Contract — Side Letter Agreement

Documents 1, 2 and 3 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

DOCUMENT 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

August 3, 2018

Item 3:	News Release

A news release dated August 3, 2018 was disseminated through CNW Group and filed on SEDAR.

Item 4:	Summary of Material Change

On August 3, 2018, Neovasc announced that it that it has entered into a collaboration and licensing agreement relating to certain know-how developed by Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (together, “Penn”). This Agreement resolves certain potential claims against the Company that were described in the Company’s Annual Report on Form 20-F and management’s discussion and analysis for Q1. This agreement does not impact either Penn or Neovasc’s patent rights.

Item 5:	Full Description of Material Change

On August 3, 2018, Neovasc announced that it that it has entered into a collaboration and licensing agreement relating to certain know-how developed by Penn. This agreement resolves certain potential claims against the Company that were described in the Company’s Annual Report on Form 20-F and management’s discussion and analysis for Q1. This agreement does not impact either Penn or Neovasc’s patent rights.

Tiara™ (“Tiara”) is Neovasc’s minimally invasive transcatheter device for patients who experience severe mitral regurgitation (“MR”). There are millions of patients worldwide who suffer from severe MR, a significant percentage of whom are not good candidates for conventional surgical repair or replacement. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

This collaboration and licensing agreement contemplates a period of collaboration over the next four years with fees being paid by Neovasc to Penn totaling, in aggregate, US$2,650,000. Following the first commercial sale of the Tiara, Neovasc will pay a stepped royalty on Tiara revenues. These royalty obligations continue after the four-year collaboration period has ended. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy-out these royalty obligations.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of August 3, 2018

DOCUMENT 2

LICENSE AND COLLABORATION AGREEMENT

DATED AS OF AUGUST 3, 2018

BY AND BETWEEN

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA

AND

NEOVASC INC.

UNIVERSITY OF PENNSYLVANIA

LICENSE AND COLLABORATION AGREEMENT

This License and Collaboration Agreement (this “Agreement”) is dated as of August 3, 2018 (the “Effective Date”) by and between The Trustees of the University of Pennsylvania, a Pennsylvania nonprofit corporation (“Penn”), on behalf of itself and, solely for purposes of Section 3.4.1, the Gorman Lab (as defined below), and Neovasc Inc., a federal Canadian corporation (“Neovasc”).  Penn and Neovasc may be referred to herein as a “Party” or, collectively, as the “Parties”.

RECITALS:

WHEREAS, Neovasc is a medical device company that specializes in developing, manufacturing, and marketing cardiovascular products;

WHEREAS, Penn, through the Gorman Lab (as defined below), has developed certain proprietary technology, the Penn Know-How (as defined below), that is useful for the development and commercialization of the Licensed Products (each, as defined below);

WHEREAS, Penn is willing to grant a nonexclusive license to Neovasc to the Penn Know-How, and Neovasc wishes to receive from Penn such license to the Penn Know-How, in order to develop, make, use, distribute, sell, import, export and otherwise exploit the Licensed Products;

WHEREAS, the Gorman Lab has the experience, practitioner relationships, facilities and personnel to support Neovasc in its  Licensed Product development efforts, including market development and public positioning of the Licensed Product and other products related to cardiovascular technology; and

WHEREAS, the Parties desire to create a framework for further collaboration for the further development and commercialization of the Licensed Products, all on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the various promises and undertakings set forth herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1                               “Affiliate” means a Person that controls, is controlled by or is under common control with a Party, but only for so long as such control exists.  For the purposes of this Section 1.1, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct the management and policies of such Person or entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

1.2                               “Change of Control” means the occurrence of any of the following events (including through a transaction or series of transactions): (i) any party becomes the owner, directly or indirectly of more than fifty percent (50%) of the total voting power (on an as converted basis) of the equity units or other interests of Neovasc then outstanding that are normally entitled to vote in the election of directors of Neovasc, (ii) the merger, consolidation or amalgamation of Neovasc with or into any other party, other than any transaction in which the holders of the outstanding voting securities of Neovasc immediately prior to the transaction own, directly or indirectly, not less than fifty percent (50%) of the total voting power (on an as converted basis) of the voting securities of the party surviving such merger, consolidation or amalgamation, (iii) the sale, transfer or disposition of all or substantially all of the assets of Neovasc, or (iv) the sale, transfer or other disposition of this Agreement.

1.3                               “Confidential Information” of a Party, means (i) information relating to the business, operations or products of a Party or any of its Affiliates, including any know-how, that such Party discloses to the other Party under this Agreement, or otherwise becomes known to the other Party by virtue of this Agreement, and (ii) the terms and existence of this Agreement; provided that Confidential Information shall not include information that:

(a)                                 is or becomes generally available to the public other than as a result of disclosure by the recipient;

(b)                                 is already known by or in the possession of the recipient at the time of disclosure by the disclosing Party;

(c)                                  is independently developed by recipient without use of or reference to the disclosing Party’s Confidential Information; or

(d)                                 is obtained by recipient from a Third Party that has not breached any obligations of confidentiality.

1.4                               “Control” or “Controlled” means, with respect to Intellectual Property Rights or a Product, that a Party or one of its Affiliates owns or has a license or sublicense to make, use or sell such Intellectual Property Rights or a Product or has the ability to provide to, grant a license or sublicense to, or assign its right, title and interest in and to, such Intellectual Property Rights to a Third Party.

1.5                               “Development” means any and all research and development activities for any actual or potential Licensed Product conducted anywhere in the world, including all non-clinical activities, testing and studies of any Licensed Products, manufacturing development (but not manufacturing), process development, toxicology studies, and statistical analyses.

1.6                               “Field of Use” means any and all uses.

1.7                               “First Commercial Sale” means, on a country-by-country basis, the first commercial transfer or disposition for value of Licensed Product in such country to a Third Party by Neovasc, or any of its Affiliates or Sublicensees.

1.8                               “Gorman Lab” means the Gorman Cardiovascular Research Group, which is comprised of Dr. Joseph H. Gorman, Dr. Robert C. Gorman and Dr. Matthew J. Gillespie.

1.9                               “IFRS” means, with respect to a Person, international financial reporting standards, as applied by such Person on a consistent basis.

1.10                        “Intellectual Property Rights”  means all proprietary and other rights in and to: (i) trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin; (ii) patents, inventors certificates and invention disclosures; (iii) trade secrets and other confidential or non-public business information, including ideas, formulae, compositions, inventions, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information (whether patentable or not); drawings, specifications, designs, plans, proposals and technical data; and financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (iv) writings and other works of authorship, whether copyrightable or not, including computer programs, data bases and documentation therefor, and all copyrights to any of the foregoing; (v) mask works; (vi) rights, title and interest in know-how, technical information, processes, practices and systems, whether or not protectable by patent, copyright or trade secret law; (vii) moral rights; (viii) rights to limit the use or disclosure of confidential information by any person; (ix) any similar tangible or intangible intellectual property or proprietary rights, information and technology; (x) registrations of, and applications to register, any of the foregoing with any governmental agency or authority and any renewals or extensions thereof, (xi) the goodwill associated with each of the foregoing and (xii) any claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing; in each case in any jurisdiction.

1.11                        “Law” or “Laws” means all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any governmental body.

1.12                        “Licensed Product” means any Product (i) relating to mitral valves and (ii) made, used or sold by utilizing or practicing Penn Know-How.  Notwithstanding the foregoing, any transcatheter mitral valve developed by Neovasc, its Affiliates, subcontractors or Sublicensees prior to and as of the Effective Date, including the “Tiara” transcatheter mitral valve product and any other next generation of “Tiara” product developed after the Effective Date by any Licensee or its Affiliates, subcontractors, or Sublicensees, shall be a Licensed Product, and any non-mitral valve product developed by any Licensee or its Affiliates or Sublicensees prior to, as of or after the Effective Date, including the “Reducer” product and any next generation of the “Reducer” product, shall not be a Licensed Product.

1.13                        “Licensee” means Neovasc or any party that Controls the Licensed Product as of the Effective Date or during the Term, including but not limited to any successor in interest to Neovasc’s rights to the Licensed Product irrespective of how such rights to the Licensed Product are acquired (e.g. license, asset purchase (including through bankruptcy), assignment etc.).

1.14                        “Net Sales” means, on a country-by-country basis, the gross consideration invoiced or received by a Licensee or any of its Affiliates or Sublicensees for Sales of Licensed Product (including any cash amounts plus the fair market value of any other forms of consideration), less the following deductions (to the extent included in and not already deducted from the gross amounts invoiced or otherwise charged) to the extent reasonable and customary and solely related to the Sale of the Licensed Products(s):

1.14.1              trade discounts, including trade, cash and quantity discounts or rebates, credits or refunds;

1.14.1              allowances or credits actually granted upon claims, returns or rejections of products, including recalls, regardless of the party requesting such recall;

1.14.2              charges included in the gross sales price for freight, insurance, transportation, postage, handling and any other charges relating to the sale, transportation, delivery or return of such Licensed Product;

1.14.3              customs duties, sales, excise and use Taxes and any other governmental charges (including value added tax) actually paid in connection with the transportation, distribution, use or sale of such Licensed Product (but excluding what is commonly known as income Taxes);

1.14.4              rebates and chargebacks or retroactive price reductions made to federal, state or local governments (or their agencies), or any Third Party payor, administrator or contractor, including managed health organizations; and

1.14.5              payments required by Law, including Medicaid, Medicare and other government special medical assistance programs specific to the Licensed Product.

Even if there is overlap between any of deductions described above, each individual item shall only be deducted once in the overall Net Sales calculation.  Each of the above deductions to Net Sales shall be calculated in accordance with IFRS.

1.15                        “Penn Know-How” shall means all know-how, trade secrets and other intellectual property disclosed, directly or indirectly, by Penn and the Gorman Lab to Neovasc or any of its Affiliates under and pursuant to the June 23, 2010 Confidential Disclosure Agreement (the “CDA”), which includes valve designs, leaflet, subvalvular and left ventricular anchoring techniques, as well as peri-valvular sealing techniques, and any and all other information generated or disclosed under the CDA.  For clarity, Penn Know-How does not include any rights under any patent applications and patents Controlled by Penn as of the Effective Date or during the Term (“Penn Patent”).

1.16                        “Person” means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or political subdivision thereof.

1.17                        “Product” means any service, article, composition, apparatus, device, chemical, substance or any other material.

1.18                        “Sale” means any transaction for which consideration is received or expected by Neovasc, its Affiliates or Sublicensees for sale, use, lease, transfer or other disposition of a Licensed Product to or for the benefit of a Third Party.  Notwithstanding the foregoing, (i) sale, use, lease, transfer or other disposition of a Licensed Product by Neovasc or any of its Affiliates or Sublicensees to another of these entities for resale by such entity to a Third Party (provided, that the sale, use, lease, transfer or other disposition by the receiving entity shall be a “Sale”); (ii) use, lease, transfer or other disposition of promotional samples of a Licensed Product for which no consideration is received or expected; and (iii) use, lease, transfer or other disposition of a Licensed Product provided solely for clinical trials, research, development, or evaluation purposes for which no consideration is received or expected shall not be deemed a Sale.

1.19                        “Sublicensee” means a Third Party Person to which a right to make, use or sell a Licensed Product is granted.

1.20                        “Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Body.

1.21                        “Third Party” means any Person other than Penn, Neovasc or any of their respective Affiliates or successors.

1.22                        “United States” or “US” means the United States of America, its territories and possessions.

1.23                        “USD” or “$” means the lawful currency of the United States of America.

1.24                        Other Terms.  The definition of each of the following terms is set forth in the section of the Agreement indicated below:

Defined Term	Section
Agreement	Preamble
Anniversary Payments	5.1.2
CDA	1.15
Claims	3.4.1
Effective Date	Preamble
Fees	5.1.2
Financial Report	5.4
Investigators	2.1
License	3.1
Minimum Fees	5.1.3
Neovasc	Preamble
Neovasc Buy-Out Period	5.2.3(b)
Neovasc Release	3.4.2
One-Time Fee	5.1.1
Parties	Preamble
Party	Preamble
Penn	Preamble
Penn Indemnitees	7.1.1
Penn Patent	1.15
Penn Release	3.4.1
Royalty	5.2.1
Term	8.1

ARTICLE 2

COLLABORATION

2.1                               Collaboration.

2.1.1                     Subject to the terms and conditions of this Agreement, and upon entering into a new agreement providing specific terms and conditions as per Section 2.2 below, Penn shall cooperate with and support Neovasc and its Affiliates and Sublicensees with respect to the Development of the Licensed Products in the Field of Use in accordance with this Article 2.  Penn shall, upon the written request of Neovasc, enter into good faith negotiations with Neovasc to provide certain services via the Gorman Lab with respect to the Development of the Licensed Products.  Upon receipt of such notice by Penn, the Parties will commence good faith discussions to enter into a separate written agreement with respect to the activities that Penn may provide to Neovasc.

2.1.2                     On even date herewith, Dr. Joseph H. Gorman, Dr. Robert C. Gorman and Dr. Matthew Gillespie (the “Investigators”) entered into a separate letter agreement with Neovasc to provide certain services as individuals, including as requested by Neovasc, to cooperate and support Neovasc in its market development and public positioning of the “Tiara” mitral valve product and other Licensed Products.  Penn acknowledges and agrees that the Investigators are permitted to do so in compliance with Penn’s faculty consulting policies.

2.2                               Agreement.  Upon agreement, if any, as to the scope of services that Penn will provide, either directly through a Sponsored Research Agreement or through a Collaboration Agreement between Neovasc and Penn and the Gorman Lab (i.e., Dr. Joseph H. Gorman, Dr. Robert C. Gorman, Dr. Matthew J. Gillespie), such agreement will be set forth in a separate agreement executed by the Parties.  With regards to all services that will be provided by Penn or members of the Gorman Lab under such agreement, Neovasc shall, subject to Section 5.1.3, be responsible for all costs and expenses associated with any services set forth and as agreed in the agreement in accordance with the terms set forth therein and herein.  While specific terms shall be negotiated in each separate agreement, the Parties generally acknowledge and agree that, in the absence of an agreement to the contrary by the Parties, (a) any confirmatory activities (e.g., testing or animal studies) performed exclusively in a service context (i.e. no expectation of intellectual contribution by Penn) and covered by a mutually agreed upon service agreement will not effectuate a transfer of any background intellectual property of either Party, and to the extent any intellectual property arises under an agreement for such activities, any such intellectual property, including all rights in data generated by such activities, shall belong to Neovasc, and (b) intellectual property arising under any pure research agreement under which research is conducted solely by Penn will be owned solely by Penn.

ARTICLE 3

LICENSES AND OTHER RIGHTS

3.1                               Grant of License.  Subject to the terms and conditions of this Agreement, Penn hereby grants to each Licensee a worldwide non-exclusive, royalty-bearing right and license, with the right to sublicense, under the Penn Know-How to make, have made, use, distribute, sell, offer for sale, develop, promote, import, export and otherwise exploit Licensed Products in the Field of Use during the Term (the “License”).

3.2                               No Implied License.  Each Party acknowledges that the rights and licenses granted in this Agreement are limited to the scope expressly granted.  Accordingly, except for the rights expressly granted under this Agreement, no other right, title, or interest of any nature whatsoever is granted whether by implication, estoppel, reliance, or otherwise, by either Party to the other Party.  All rights with respect to any know-how, patent or other Intellectual Property Rights that are not specifically granted herein are reserved to the owner thereof.

3.3                               Licensed Product Transfer.  Neovasc acknowledges and agrees that any sale, transfer, assignment or other disposition of Neovasc’s or its Affiliate’s right, title, or interest in and to the Licensed Product shall be subject to the terms, conditions, and obligations of this Agreement in all respects.

3.4                               Release of Claims.

3.4.1                     Penn and the Gorman Lab each acknowledges and agrees that the Fees provided under this Agreement represent settlement in full for (a) all claims, complaints and causes of action that Penn and the Gorman Lab have, may have had, might have asserted, or may now have or assert in the future, based upon, arising out of or associated with Neovasc’s and its Affiliates’ alleged breach of contract and misappropriation of the Penn Know-How (including any Penn Confidential Information therein) prior to the Effective Date, and (b) all other claims, complaints and causes of action existing as of the Effective Date relating in any way to the Penn Know-How (the “Claims”).  Penn and the Gorman Lab each hereby voluntarily and irrevocably releases, and covenants not to sue, directly or indirectly, each Licensee and its Affiliates and Sublicensees, and their past, present, and future shareholders, officers, directors, employees, representatives, agents, predecessors, successors, assigns, vendors, subcontractors, customers and end users (all in their capacities as such), or in any manner, institute, prosecute or pursue, any claim, complaint or cause of action relating to the Claims, whether presently known or unknown, suspected or unsuspected, at law or in equity, fixed or contingent (the “Penn Release”).  For clarity, the Penn Release does not include any claims, complaints and causes of action that Penn or the Gorman Lab have, may have had, might have asserted or may now have or assert in the future, based upon, arising out of or associated with Neovasc’s or its Affiliates infringement of any patent application or patent Controlled by Penn.

3.4.2                     Neovasc hereby and forever releases Penn and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, Affiliates, benefit plans, plan administrators, insurers, trustees, parents, divisions, and subsidiaries, and predecessor and successor corporations and assigns, from, and agrees not to sue concerning, or in any matter to institute, prosecute or pursue, any claim, complaint, charge, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Neovasc may possess against Penn arising from any omissions, acts or facts that have occurred up until and including the Effective Date relating in any way to the Penn Know-How including, without limitation, from all claims and causes of action for breach of the CDA, both express and implied (the “Neovasc Release”).  For clarity, the Neovasc Release does not include any claims, defenses or causes of action that Neovasc has, may have had, might have asserted or may now have or assert in the future, based upon, arising out of or associated with any patent application or patent Controlled by Penn, including, without limitation, all claims, defenses and causes of action for invalidity, unenforceability and non-infringement.

3.4.3                     Notwithstanding anything to the contrary herein, nothing in this Agreement or the separate letter agreement referenced in Section 2.1.2 shall be construed as an admission or evidence of any liability or wrongdoing by or on behalf of Neovasc or its Affiliates, including an admission or evidence of any actual or potential infringement of any Penn Patent, and Penn hereby covenants not to use or attempt to use this Agreement or the separate letter agreement referenced in Section 2.1.2 or the terms thereof (directly or indirectly) for any such purpose, including without limitation as evidence of any kind in any litigation or other proceeding in connection with, based on, relating to, or arising from any Penn Patent.

3.4.4                     Notwithstanding anything to the contrary herein, nothing in this Agreement or the separate letter agreement referenced in Section 2.1.2 shall be construed (a) as giving any rights under any Penn Patent to Neovasc or its Affiliates or (b) an admission or evidence of any non-infringement, invalidity or patentability issue with regards to any Penn Patent, and Neovasc hereby covenants not to use or attempt to use this Agreement or the separate letter agreement referenced in Section 2.1.2 or the terms thereof (directly or indirectly) for any such purpose, including without limitation as evidence of any kind in any litigation or proceeding in connection with, based on, relating to, or arising from any Penn Patent.

ARTICLE 4

[INTENTIONALLY LEFT BLANK]

ARTICLE 5

FINANCIAL PROVISIONS

5.1                               Fees.  In consideration of the License and other rights granted herein, including the release by Penn under Section 3.4:

5.1.1                     On the Effective Date, Neovasc will pay to Penn a one-time non-refundable payment, non-creditable (except as provided in Sections 5.1.3 and 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of One Million US dollars (US $1,000,000) (the “One-Time Fee”).

5.1.2                     On the first (1st) anniversary of the Effective Date, Neovasc shall pay to Penn a non-refundable payment, non-creditable (except as provided in Sections 5.1.3 and 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of six hundred and fifty thousand US dollars (US $650,000); and on each subsequent anniversary of the Effective Date up to and including the third (3rd) anniversary of the Effective Date, Neovasc shall pay to Penn a non-refundable payment, non-creditable (except as provided in Sections 5.1.3 and 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of five hundred thousand US dollars (US $500,000) (the “Anniversary Payments” and together with the One-Time Fee, the “Fees”), payable on or before the applicable anniversary.  For clarity, the Fees shall not exceed the amount of two million six hundred fifty thousand US dollars (US $2,650,000).

5.1.3                     Notwithstanding anything to the contrary in this Agreement, at any point prior to the fourth (4th) anniversary of the Effective Date, if (i) Penn has received Fees of not less than one million five hundred thousand US dollars (US $1,500,000) (the “Minimum Fees”) and (ii) Neovasc elects to ask Penn through the Gorman Lab to enter into a mutually acceptable research, collaboration or services agreement pursuant to Section 2.2 of this Agreement, Neovasc may, upon written notice to Penn, apply any portion of the Fees actually paid to Penn in excess of the Minimum Fees to any salary costs for Dr. Joseph H. Gorman, Dr. Robert C. Gorman and Dr. Matthew J. Gillespie payable by Neovasc under such research, collaboration or services agreement at any point prior to the earlier of (A) the sixth (6th) anniversary of the Effective Date, and (B) the second (2nd) anniversary of the effective date of such research, collaboration or services agreement.

5.2                               Royalties.

5.2.1                     Royalty Rate.  As further consideration for the License, Neovasc shall pay to Penn a non-refundable, non-creditable (except as provided in Section 5.2.3) royalty on worldwide Net Sales of the Licensed Product (“Royalty”) in the amounts as follows in the table immediately below.

Annual Worldwide Net Sales of the Licensed Product	Royalty Rate
For the portion of annual worldwide Net Sales < $100,000,000	1.5%
For the portion of annual worldwide Net Sales > $100,000,000	1.0%

For clarity, no more than one Royalty payment under this Agreement shall be due to Penn with respect to a Sale of a particular Licensed Product.

5.2.2                     Royalty Payments.  Upon the First Commercial Sale, Neovasc shall make Royalty payments to Penn on a calendar quarter basis on or before the following dates:

(a)                                 February 28 for any Sales that took place on or before the last day of the calendar quarter ending December 31, of the prior year;

(b)                                 May 31 for any Sales that took place on or before the last day of the calendar quarter ending March 31 of such calendar year;

(c)                                  August 31 for any Sales that took place on or before the last day of the calendar quarter ending June 30 of such calendar year; and

(d)                                 November 30 for any Sales that took place on or before the last day of the calendar quarter ending September 30 of such calendar year.

5.2.3                     Buyout Option.

(a)                                 Neovasc (or its successor or assign) shall have the option to buy-out its obligations with respect to the Royalties under Section 5.2 at any time within sixty (60) days of a Change of Control of Neovasc, provided that, within such sixty (60) day period, Neovasc (or its successor or assign) makes a one-time non-refundable, non-creditable payment to Penn in the amount of twenty million US dollars (US $20,000,000) less the cumulative Royalties paid by Neovasc to Penn as of the date such payment is made.  In the event that Neovasc (or its successor or assign) does not make a payment within such sixty day (60) period, this right to buyout the Royalties under this Section 5.2.3(a) shall immediately terminate.

(b)                                 At any time during the Term until the earlier of (i) a Change of Control and (ii) the fifth (5th) anniversary of the Effective Date (the “Neovasc Buy-Out Period”), Neovasc shall have the option to buy-out its obligation with respect to the Royalties under Section 5.2, provided that, within the Neovasc Buy-Out Period, Neovasc makes a one-time non-refundable, non-creditable payment to Penn in the amount of twenty million US dollars (US $20,000,000) less the cumulative Royalties and Fees (other than Fees that were credited under Section 5.1.3 above for services) paid by Neovasc to Penn as of the date such payment is made.  In the event that Neovasc does not make such payment during the Neovasc Buy-Out Period, this right to buyout the Royalties under this Section 5.2.3(b) shall terminate immediately upon the expiration of the Neovasc Buyout Period.

5.3                               Mode of Payment and Currency.  All payments to Penn hereunder shall be made by deposit of USD in the requisite amount to the “The Trustees of the University of Pennsylvania” and will be made by delivery to any one of the following:

By ACH/Wire:	By Check (direct mail):	By Check (lockbox):
Wells Fargo Bank, N.A. ABA #121000248 (domestic wires) SWIFT CODE: WFBIUS6S (international wires only)	The Trustees of the University of Pennsylvania c/o Penn Center for Innovation Attention: Financial Coordinator	The Trustees of the University of Pennsylvania c/o Penn Center for Innovation PO Box 785546 Philadelphia, PA 19178-5546
Account Number: 2000030009804
Payment should include the necessary amount to cover any bank charges incurred	3160 Chestnut Street, Suite 200 Philadelphia, PA 19104-6283

Payments under this Agreement shall be made in USD.  All Royalties payable shall be calculated first in the currency of the jurisdiction in which payment was made, and if not in the United States, then converted into USD.  The exchange rate for such conversion shall be the average of the rate quoted in The Wall Street Journal for the last business day of each month in the calendar quarter for such Royalty payment made.

5.4                               Royalty Reports.  Within sixty (60) days after the end of each calendar quarter (i.e. Feb. 28, May 31, August 31 and Nov. 30), Neovasc shall deliver to Penn a report (“Financial Report”) setting out all details reasonably necessary to calculate the Royalty due under this Article 5 for such calendar quarter, including:

5.4.1                     Number of each Licensed Product Sold by each Licensee, its Affiliates and Sublicensees in each country, the corresponding name of each such Licensed Product;

5.4.2                     Gross sales and Net Sales of each Licensed Product made by each Licensee, its Affiliates and Sublicensees;

5.4.3                     Royalties;

5.4.4                     The method and currency exchange rates (if any) used to calculate the Royalty;

5.4.5                     A specification of all deductions and their dollar value that were taken to calculate Net Sales;

5.4.6                     Date of First Commercial Sale in the United States (this need only be reported in the first Financial Report following such First Commercial Sale in the United States).

5.5                               Late Payments.  In addition to any other remedies available to Penn, including the right to terminate this Agreement, any failure by Neovasc to make a payment within thirty (30) days after the date when due shall obligate Neovasc to pay computed interest, the interest period commencing on the due date and ending on the actual payment date, to Penn at a rate per annum equal to the United States prime rate set forth in the Wall Street Journal for the due date plus two percent (2%), or the highest rate allowed by Law, whichever is lower.

5.6                               Default Payment.  In the event of default in payment of any payment owing to Penn under the terms of this Agreement, and if it becomes necessary for Penn to undertake legal action to collect said payment, Neovasc shall pay all legal fees, costs and expenses incurred in connection therewith.

5.7                               Accounting.  Each Party shall calculate all amounts, and perform other accounting procedures required, under this Agreement and applicable to it in accordance with IFRS.

5.8                               Books and Records.  Each Licensee will keep, and cause its Affiliates and Sublicensees to keep, accurate books and records of all Licensed Products developed, manufactured, used or sold.  Each Licensee will preserve, and cause its Affiliates to preserve, these books and records for at least five (5) years from the date of the Financial Report to which they pertain.  Upon reasonable notice, key personnel, books and records will be made reasonably available at the location where such records are kept and will be open to examination by representatives or agents of Penn during regular office hours to determine their accuracy and assess each Licensee’s and its Affiliates’ compliance with the terms of this Agreement, provided that each Licensee shall not have an obligation to provide access more than once in any given twelve (12) month period or more than once for any given set of records, unless a material discrepancy greater than ten percent (10%) of any quarterly Royalty is noted, in which case the applicable Licensee shall provide access one additional time.

5.9                               Audits.  In addition to the right of Penn to examine the books and records and interview key personnel as provided in Section 5.8 above, Penn, at its own cost, through an independent auditor reasonably acceptable to Licensee (and who has executed an appropriate confidentiality agreement reasonably acceptable to Licensee that requires the auditor to keep any information learned by it confidential except as needed to report its audit conclusions to Penn), may inspect and audit the relevant records of Licensee and its Affiliates and Sublicensees, pertaining to the calculation of the Royalty.  Licensee and its Affiliates and Sublicensees shall provide such auditors with access to the records during reasonable business hours and not more than once in any calendar year.  Such access need not be given to any such set of records more than once or more than five (5) years after the date of any report to be audited, unless a material discrepancy greater than ten percent (10%) of any quarterly Royalty is noted, in which case the applicable Licensee, Affiliate or Sublicensee shall provide access one additional time.  Penn shall provide Licensee and its Affiliates and Sublicensees with written notice of its election to inspect and audit the records related to the Royalty not less than thirty (30) days prior to the proposed date of review of Licensee’s and its Affiliates’ and Sublicensees’ records by Penn’s auditors.  Should the auditor find any underpayment of the Royalty by Licensee that exceeds the higher of (a) fifty thousand United States dollars (US $50,000.00) or (b) five percent (5%) of the Royalty paid during the time period audited;, Licensee shall (i) promptly pay Penn the amount of such underpayment; (ii) shall reimburse Penn for the cost of the audit, and (iii) provide such auditors with a one-time audit right exercisable within six (6) months after Penn receives the audit report.  If the auditor finds overpayment by Licensee, then Licensee shall have the right to deduct the overpayment from any future Royalty due to Penn by Licensee.  Licensee may designate competitively sensitive information which such auditor may see and review but which it may not disclose to Penn; provided, however, that such designation shall not restrict the auditor’s investigation or conclusions.  The results of any such audit shall be final and binding upon the Parties absent any manifest error.

5.10                        Taxes.  All payments made by Neovasc or its Affiliates to Penn under this Agreement shall be made free and clear of and without any deduction for or on account of any Taxes on or with respect to such payments.

5.11                        Confidentiality and Public Announcements.

5.11.1              Each Party agrees that, for the Term and for five (5) years thereafter, such Party shall (a) use the same degree of care to maintain the secrecy of the Confidential Information of the other Party that it uses to maintain the secrecy of its Confidential Information of like kind, (b) use the Confidential Information only to accomplish the purpose of this Agreement or for audit or management purposes and (c) not disclose Confidential Information to any Person, provided, that Confidential Information may be disclosed to those representatives, counsel, directors, officers, employees or agents of such Party who (i) have a need to know the Confidential Information in connection with this Agreement, (ii) have been informed by such Party of the confidential nature of the Confidential Information and of the confidentiality undertakings of such Party contained herein and (iii) are bound in writing by the terms and provisions of this Agreement.

5.11.2              A Party may disclose the Confidential Information of the other Party to the extent required by Law or court order; provided, however, that the recipient promptly provides to the disclosing Party prior written notice of such disclosure and provides reasonable assistance in obtaining an order or other remedy protecting the Confidential Information from public disclosure and a reasonable time to oppose such process.  For clarity, such disclosure pursuant to this Section 5.11.2 shall not cause the information so disclosed to lose its confidential nature and in all other instances and circumstances such information shall remain Confidential Information.

5.11.3              Unless otherwise specified in writing, all documents and materials containing or embodying Confidential Information shall remain the property of the disclosing Party, and the other Party agrees not to make any copies of the Confidential Information without the prior consent of the disclosing Party except as necessary to fulfill its obligations under this Agreement.

5.11.4              The Parties agree that the public announcement of this Agreement shall be substantially in the form of the press releases attached in Schedule 5.11.4, and the Parties will cooperate in the release thereof as soon as practicable after the signature of this Agreement by the Parties.  Neither Party shall make any other statement to the public regarding the execution and/or any other aspect of the subject matter of this Agreement, except: (i) where the Parties may mutually agree in writing to issue such public statement, (ii) where a Party reasonably believes, and such Party’s external counsel confirms that, disclosure is required under applicable Laws, and (iii) either Party may use the text of a statement previously approved by the other Party.

ARTICLE 6

REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1                               Mutual Representations and Warranties.  Each Party represents and warrants to the other Party that, as of the Effective Date:

6.1.1                     such Party is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization;

6.1.2                     such Party has taken all action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement;

6.1.3                     this Agreement is a legal and valid obligation of such Party, binding upon such Party and enforceable against such Party in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and by general equitable principles; and

6.1.4                     such Party has all right, power and authority to enter into this Agreement, to perform its obligations under this Agreement.

6.2                               Disclaimer of Representations and Warranties.

6.2.1                     OTHER THAN THE REPRESENTATIONS AND WARRANTIES PROVIDED IN SECTION 6.1 ABOVE, PENN AND NEOVASC MAKE NO REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND EXPLICITLY DISCLAIM ANY REPRESENTATION AND WARRANTY, INCLUDING WITH RESPECT TO ANY ACCURACY, COMPLETENESS, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMMERCIAL UTILITY, NON-INFRINGEMENT OR TITLE FOR THE PENN KNOW-HOW, LICENSE AND ANY LICENSED PRODUCT.

6.2.2                     Furthermore, nothing in this Agreement will be construed as:

(a)                                 A representation or warranty that anything made, used, sold or otherwise disposed of under the License is or will be free from infringement of patents, copyrights, trademarks or any other forms of Intellectual Property Rights or tangible property rights of Third Parties;

(b)                                 Conferring by implication, estoppel or otherwise any license or rights under any Intellectual Property Rights of Penn other than Penn Know-How as defined herein, regardless of whether such rights are dominant or subordinate to the Penn Know-How; and

(c)                                  Obligating Penn to furnish any know-how other than the Penn Know-How.

6.3                               Covenants.

6.3.1                     Neovasc and its Affiliates will comply with all Laws that apply to its activities or obligations under this Agreement.  For example, Neovasc and its Affiliates will comply with applicable United States export Laws and regulations.  The transfer of certain technical data and commodities may require a license from the applicable agency of the United States government and/or written assurances by Neovasc and/or its Affiliates that Neovasc and/or its Affiliates will not export data or commodities to certain foreign countries without prior approval of the agency.

6.3.2                     Neovasc will not grant a security interest in the License or this Agreement.

ARTICLE 7

INDEMNIFICATION; INSURANCE AND LIMITATION OF LIABILITY

7.1                               Indemnification by Neovasc.

7.1.1                     Neovasc and its Affiliates and Sublicensees shall defend, indemnify and hold Penn and its respective trustees, officers, faculty, students, employees, contractors and agents (the “Penn Indemnitees”) harmless from and against any and all liability, damage, loss, cost or expense (including reasonable attorneys’ fees), including bodily injury, risk of bodily injury, death and property damage to the extent arising out of Third Party claims or suits related to (a) the development, testing, use, manufacture, promotion, sale or other disposition of any Licensed Product (including any product liability claim), (b) any claim by a Third Party (other than an individual member of the Gorman Lab, including any current or former personnel thereof) that the use of the Penn Know-How or the design, composition, manufacture, use, sale or other disposition of any Licensed Product infringes or violates any patent, copyright, trade secret, trademark or other Intellectual Property Right of such Third Party, (c) any breach of this Agreement or Laws by Neovasc or its Affiliates or Sublicensees, and (d) Neovasc’s, its Affiliates’ or Sublicensees gross negligence or willful misconduct; provided that Neovasc’s and Sublicensee’s obligations pursuant to this Section 7.1 shall not apply to the extent such claims or suits result from the gross negligence or willful misconduct of any Penn Indemnitees or Penn’s breach of any of the representations and warranties set forth in Section 6.1, in each case as determined by a court of law.

7.1.2                     As a condition to a Penn Indemnitee’s right to receive indemnification under this Section 7.1, Penn shall: (a) promptly notify Neovasc as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto; (b) reasonably cooperate, and cause the individual Penn Indemnitees to reasonably cooperate, with Neovasc in the defense, settlement or compromise of such claim or suit; and (c) permit the Neovasc to control the defense, settlement or compromise of such claim or suit, including the right to select defense counsel.  In no event, however, may Neovasc compromise or settle any claim or suit in a manner which (a) admits fault or negligence on the part of Penn or any other Penn Indemnitee; (b) commits Penn or any other Penn Indemnitee to take, or forbear to take, any action, without the prior written consent of Penn, or (c) grant any rights under the Penn Know-How except for Sublicenses permitted under Article 2.  Penn shall reasonably cooperate with Neovasc and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include using reasonable efforts to provide or make available documents, information and witnesses.

7.1.3                     Notwithstanding Section 7.1.2 above, in the event that Penn believes in good faith that a bona fide conflict exists between Neovasc and Penn or any other Penn Indemnitee with respect to a claim or suit subject to indemnification hereunder, then Penn or any other Penn Indemnitee shall have the right to defend against any such claim or suit itself, including by selecting its own counsel, with any reasonable attorney’s fees and litigation expenses being paid for by Neovasc.  Neovasc will pay such fees and expenses either directly or will reimburse Penn or other Penn Indemnitee, as applicable, within thirty (30) days of Neovasc’s receipt of invoices for such fees and expenses.

7.2                               Insurance.

7.2.1                     Neovasc, at its sole cost and expense, shall insure Neovasc and its Sublicensees’ and Affiliates’ activities in connection with the exercise of the rights and performance of obligations under this Agreement and obtain, keep in force, and maintain insurance (contractual liability included) with coverages and limits sufficient to cover its indemnification obligations under this Agreement.

7.2.2                     If the above insurance is written on a claims-made form, it shall continue for three (3) years following termination or expiration of this Agreement.  The insurance shall have a retroactive date of placement prior to or coinciding with the Effective Date of this Agreement.

7.2.3                     Neovasc expressly understands, however, that the coverages and limits in Section 7.2.1 do not in any way limit Neovasc’s liability or indemnification obligations.  The insurance will:

(a)                                 State that Penn is endorsed as an additional insured with respect to the coverages in Section 7.2.1; and

(b)                                 Include a provision that the coverages will be primary and will not participate with nor will be excess over any valid and collective insurance or program of self insurance carried or maintained by Penn.

7.2.4                     Neovasc must furnish to Penn (a) valid certificate of insurance evidencing compliance with all requirements of this Agreement and (b) additional insured endorsements for applicable policies naming “The Trustees of the University of Pennsylvania” as an additional insured.  Neovasc must furnish all documents within thirty (30) days of the Effective Date, once per year thereafter and at any time there is a modification in such insurance.

7.3                               LIMITATION OF LIABILITY.  EXCEPT FOR BREACHES OF SECTION 5.11, IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOSS OF PROFITS, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR ANY BREACH HEREOF.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL LIMIT NEOVASC’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 7.1 ABOVE.

ARTICLE 8

TERM AND TERMINATION

8.1                               Term.  The term of this Agreement (the “Term”) shall commence on the Effective Date and, unless terminated sooner as provided below, shall continue in full force and effect until the earlier of (a) Parties mutual agreement in writing to terminate this Agreement and (b) five (5) years after any Licensed Product is no longer being developed, made, used or sold.

8.2                               Termination For Cause.

8.2.1                     If Neovasc materially breaches any of its material obligations under this Agreement, Penn may give to Neovasc a written notice specifying the nature of the default, requiring it to cure such breach, and stating its intention to terminate this Agreement.  If such breach is not cured within thirty (30) days of such notice, such termination shall become effective upon a notice of termination by Penn thereafter.  For clarity, a breach of a material obligation includes:

(a)                                 failure to deliver to Penn any payment at the time or times that such payment is due to Penn under this Agreement;

(b)                                 failure to provide Financial Reports;

(c)                                  failure to possess and maintain insurance as set forth in Section 7.2; and

(d)                                 grant of a sublicense under the Penn Know-How that is not in accordance with the terms of this Agreement.

8.3                               Effects of Expiration or Termination.

8.3.1                     Notwithstanding the expiration or termination of this Agreement, the following provisions shall survive: Sections 3.4, 5.5, 5.6, 5.11 (solely for five (5) years after the expiration or termination of this Agreement), 7.2 (solely for three (3) years after the expiration or termination of this Agreement), and 8.3 and Articles 1, 6, 7 and 9.

8.3.2                     Expiration or termination of this Agreement shall not relieve the Parties of any obligation or liability that, at the time of expiration or termination, has already accrued hereunder, or which is attributable to a period prior to the effective date of such expiration or termination.  Expiration or termination of this Agreement shall not preclude either Party from pursuing all rights and remedies it may have hereunder or at Law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.

8.3.3                     If this Agreement is terminated for any reason, all outstanding sublicenses will automatically and without further action become direct licenses between the applicable Sublicensee and Penn.  Each such sublicense will remain in full force and effect with Penn as the licensor or sublicensor instead of Neovasc, but the duties and obligations of Penn under the assigned sublicenses will not be greater than the duties of Penn under this Agreement, and the rights of Penn under the assigned sublicenses will not be less than the rights of Penn under this Agreement, including all financial consideration and other rights of Penn.  Penn may, at its sole discretion, amend such outstanding sublicenses to contain the terms and conditions found in this Agreement.

ARTICLE 9

ADDITIONAL PROVISIONS

9.1                               Relationship of the Parties.  Nothing in this Agreement is intended or shall be deemed, for financial, tax, legal or other purposes, to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.  The Parties are independent contractors and at no time will either Party make commitments or incur any charges or expenses for or on behalf of the other Party.

9.2                               Expenses.  Neovasc shall pay all expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby.

9.3                               Use of Names.  Neovasc, its Affiliates and Sublicensees may not use the name, logo, seal, trademark, or service mark (including any adaptation of them) of Penn or any Penn school, organization, employee, student or representative, without the prior written consent of Penn.  Notwithstanding the foregoing, Neovasc may use the name of Penn in a non-misleading and factual manner solely in (a) executive summaries, business plans, offering memoranda and other similar documents used by Neovasc for the purpose of raising financing for the operations of Neovasc as related to any Licensed Product, or entering into commercial contracts with Third

Parties, but in such case only to the extent necessary to inform a reader that the Penn Know-How has been licensed by Neovasc from Penn, and (b) any securities reports required to be filed with the Securities and Exchange Commission.

9.4                               No Discrimination.  Neither Penn nor Neovasc or its Affiliates will discriminate against any employee or applicant for employment because of race, color, sex, sexual or affectional preference, age, religion, national or ethnic origin, handicap, or veteran status.

9.5                               Successors and Assignment.

9.5.1                     The terms and provisions hereof shall inure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns.

9.5.2                     Neither Party may assign or transfer this Agreement or any of its rights or obligations created hereunder, by operation of law or otherwise, without the prior written consent of the other Party, provided that the other Party shall not unreasonably withhold, condition or delay its consent; and further provided that each Party upon prior written notice to the other Party may, without such consent, assign this Agreement in whole to an Affiliate of such Party or to a Third Party that acquires or succeeds to all or substantially all of the assigning Party’s business and assets related to mitral valves, whether by sale, merger, operation of law or otherwise.

9.5.3                     Notwithstanding anything in this Agreement to the contrary, the Parties hereto acknowledge that this Agreement may be assumed and/or assigned by Licensee in any proceeding under section 365 of title 11 of the United States Code, subject to satisfaction of the requirements of section 365 (excluding any consent right of Penn to such assumption and/or assignment), including any assumption and assignment of this Agreement by Licensee to (a) a Third Party that acquires or succeeds to any of the Licensee’s business or assets to which this Agreement relates, or (b) a reorganized entity which is a successor to any of the Licensee’s business or assets to which this Agreement relates, provided for avoidance of doubt that the Parties agree that any commercialization of Licensed Products by any such Third Party or successor of such business or assets will require the assumption of all obligations under Article 5 of this Agreement.  For the avoidance of doubt, each Party fully reserves its rights to contest any proposed adequate assurance of future performance offered by such Third Party or such reorganized entity, as applicable.

9.5.4                     Any assignment not in accordance with this Section 9.5 shall be null and void.

9.6                               Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

9.7                               Entire Agreement of the Parties; Amendments.  This Agreement and the Schedules hereto constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter.  No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

9.8                               Governing Law.  This Agreement shall be governed by and interpreted in accordance with the Laws of the Commonwealth of Pennsylvania, excluding application of any conflict of Laws principles that would require application of the law of a jurisdiction outside of the Commonwealth of Pennsylvania.

9.9                               Dispute Resolution.  If a dispute arises between the Parties concerning this Agreement, then the Parties will confer, as soon as practicable, in an attempt to resolve the dispute.  If the Parties are unable to resolve such dispute amicably, then the Parties will submit to the exclusive jurisdiction of, and venue in, the Federal courts located in the Eastern District of Pennsylvania.

9.10                        Notices and Deliveries.  Any notice, request, approval or consent required or permitted to be given under this Agreement shall be in writing and directed to a Party at its address or facsimile number shown below or such other address or facsimile number as such Party shall have last given by notice to the other Party.  A notice will be deemed received: if delivered personally, on the date of delivery; if mailed, five (5) days after deposit in the United States mail; if sent via courier, one (1) business day after deposit with the courier service; or if sent via facsimile, upon receipt of confirmation of transmission provided that a confirming copy of such notice is sent by certified mail, postage prepaid, return receipt requested.

For Penn	with a copy to:

Penn Center for Innovation University of Pennsylvania 3160 Chestnut Street, Suite 200 Philadelphia, PA 19104-6283 Attention: Managing Director	University of Pennsylvania Office of General Counsel 2929 Walnut Street, Suite 400 Philadelphia, PA 19104-5509 Attention: General Counsel

For Neovasc:	with a copy to:

Neovasc Inc.	Wilson Sonsini Goodrich & Rosati, P.C.
13566 Maycrest Way	650 Page Mill Road
Suite 5138	Palo Alto, California 94304
Richmond, British Columbia, V6V 2J7
Fax: (604) 270-4384	Fax: (650) 493-6811
Attention: Chris Clark	Attention: Joel C. Boehm

9.11                        Waiver.  A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof.  All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

9.12                        Severability.  When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under law, but if any provision of this Agreement is held to be prohibited by or invalid under law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.  The Parties shall make a good faith effort to replace the invalid or unenforceable provision with a valid one which in its economic effect is most consistent with the invalid or unenforceable provision.

9.13                        Interpretation.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  All references herein to Articles, Schedules, and Sections shall be deemed references to Articles and Sections of and Schedules to this Agreement unless the context shall otherwise require.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time.  Unless the context otherwise requires, countries shall include territories.  References to any specific Law or article, section or other division thereof, shall be deemed to include the then-current amendments or any replacement Law thereto.

9.14                        Counterparts.  This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument.  A facsimile or a portable document format (PDF) copy of this Agreement, including the signature pages, will be deemed an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, duly authorized representatives of the Parties have executed this Agreement as of the Effective Date.

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA		NEOVASC INC.

By:	/s/ John S. Swartley	By:	/s/ Fred Colen
Name:	John S. Swartley, PhD	Name:	Fred Colen
Title:	Associate Vice Provost for Research and Managing Director, Penn Center for Innovation	Title:	President and CEO

READ AND ACKNOWLEDGED:

GORMAN LAB
(SOLELY FOR PURPOSES OF SECTION 3.4.1)

By:	/s/ Joseph H. Gorman
Name:	Dr. Joseph H. Gorman
Title:

By:	/s/ Robert C. Gorman
Name:	Dr. Robert C. Gorman
Title:

By:	/s/ Matthew J. Gillespie
Name:	Dr. Matthew J. Gillespie
Title:

[Signature page to August 3, 2018 License and Collaboration Agreement]

SCHEDULE 5.11.4

PUBLIC ANNOUNCEMENT

NEWS RELEASE

NASDAQ, TSX: NVCN

Neovasc Announces Collaboration and Licensing Agreement with Penn Medicine and the Gorman Cardiovascular Research Group

VANCOUVER, BC — August 3, 2018 — Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, announced today that it has entered into a collaboration and licensing agreement relating to certain know-how developed by Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (together, “Penn”). This Agreement resolves certain potential claims against the Company that were described in the Company’s Annual Report on Form 20-F and management’s discussion and analysis for Q1.  This agreement does not impact either Penn or Neovasc’s patent rights.

Tiara™ (“Tiara”) is Neovasc’s minimally invasive transcatheter device for patients who experience severe mitral regurgitation (“MR”). There are millions of patients worldwide who suffer from severe MR, a significant percentage of whom are not good candidates for conventional surgical repair or replacement. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

This collaboration and licensing agreement contemplates a period of collaboration over the next four years with fees being paid by Neovasc to Penn. Following the first commercial sale of the Tiara, Neovasc will pay a stepped royalty on Tiara revenues.  These royalty obligations continue after the four-year collaboration period has ended.  Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy-out these royalty obligations.  For further details, please see the Material Change Report filed by the Company on SEDAR and furnished to the SEC on EDGAR under Form 6-K.

“This agreement helps to safeguard our efforts to further develop and commercialize the Tiara. We are pleased to have resolved this matter in a manner that allows Neovasc to advance the Tiara program development in the near term, while providing an option to either Neovasc or an acquirer of Neovasc to buy-out these future royalty obligations,” commented Fred Colen, Neovasc’s Chief Executive Officer.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the “Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company’s plans and expectations concerning any potential claims against the Company, the eventual commercialization of the Tiara, the worldwide incidence of Mitral valve dysfunction and candidacy for the Tiara, the fees and royalties to be paid to Penn or any buyout of such royalty obligations, any acquisition of the Company or the Tiara and the growing cardiovascular marketplace. Words and phrases such as “potential”, “continue”, “believe”, “may”, “could”, “continue”, “expect”, “option”, “upon” and “will”, and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company’s resources and result in the payment of significant damages and other remedies; the Company’s ability to establish, maintain and defend intellectual property rights in the Company’s products; the substantial doubt about the Company’s ability to continue as a going concern; risks relating to the warrants (the “Warrants”) and senior secured convertible notes (the “Notes”) issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the “2017 Financings”), resulting in significant dilution to the Company’s shareholders; risks relating to the Company’s need for significant additional future capital and the Company’s ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company’s common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company’s common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company’s business operations and share price; risks relating to the Company’s significant indebtedness, and its effect on the Company’s financial condition; risks relating to results from clinical trials of the Company’s products, which may be unfavorable or perceived as unfavorable; the Company’s history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company’s products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company’s competitors may develop more effective or more affordable products; risks relating to the Company’s ability to achieve or maintain expected levels of market acceptance for the Company’s products, as well as the Company’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company’s ability to convince public payors and hospitals to include the Company’s products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company’s products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company’s products; health and safety risks associated with the Company’s products and industry; risks associated with the Company’s manufacturing operations, including the regulation of the Company’s manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company’s products; risks relating to the manufacturing capacity of third-party manufacturers for the Company’s products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products; risks relating to the Company’s dependence on limited products for substantially all of the Company’s current revenues; risks relating to the Company’s exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company’s employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company’s dependence upon key personnel to achieve its business objectives; the Company’s ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company’s management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company’s ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company’s ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company’s constating documents which could discourage a third party from making a takeover bid beneficial to the Company’s shareholders; and risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and in Management’s Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

CONTACT

Chris Clark, Chief Financial Officer

Neovasc Inc.

604-248-4138

cclark@neovasc.com

Jeremy Feffer

LifeSci Advisors, LLC

212-915-2568

jeremy@lifesciadvisors.com

DOCUMENT 3

13562 Maycrest Way, Suite 5138 Richmond BC V6V 2J7 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

August 3, 2018

VIA E-MAIL

Attn: Dr. Joseph H. Gorman, Dr. Robert C. Gorman and Dr. Matthew J. Gillespie

Re:                             Cooperation with and support of Neovasc

Dear Joseph, Robert and Matthew:

The purpose of this letter (this “Letter”) is to memorialize the agreement between Neovasc Inc. (“Neovasc”) and Dr. Joseph H. Gorman, Dr. Robert C. Gorman and Dr. Matthew J. Gillespie (the “Experts”), with respect to certain matters described in the License and Collaboration Agreement between Neovasc, the Experts and the Trustees of the University of Pennsylvania to be entered into contemporaneously herewith (the “Collaboration Agreement”).

1.            For a period of four (4) years from the date of this Letter, the Experts shall cooperate with and support Licensee with respect to Licensed Products in the Field of Use (each, as defined in the Collaboration Agreement).  This means the Experts shall cooperate with and support Licensee in its market development efforts and public positioning of the TiaraTM mitral valve product and any other Licensed Products by making statements expressing support for the TiaraTM mitral valve product and any other Licensed Products, and their potential clinical benefits, in appropriate circumstances, provided that the Experts shall not be obligated to make any statements they believe in good faith to be inaccurate or misleading.

2.            To the extent actual expenses are incurred for such activities (such as travel costs), Licensee shall pay for or reimburse any such reasonable amounts.

3.            This Letter does not encompass any agreement regarding provision of services for research, development, or confirmatory work that the Experts may provide.  Any such services shall be provided pursuant to a separate agreement, as set forth in the Collaboration Agreement.

4.            This Letter, together with the Collaboration Agreement, contains the entire understanding of Neovasc and the Experts with respect to its subject matter, and supersedes all and any prior agreements or understandings between them, whether oral or in writing, which had been given or may be implied from anything written or said in negotiations between the parties or their representatives prior to this Letter.  Each party acknowledges that it has not relied upon any representation or statements as to the subject matter of this Letter except as specifically set out in this Letter.

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5.            This Agreement shall be governed by and interpreted in accordance with the Laws of the Commonwealth of Pennsylvania, excluding application of any conflict of Laws principles that would require application of the law of a jurisdiction outside of the Commonwealth of Pennsylvania.

Should you have any questions or require any further information regarding this Letter, please do not hesitate to contact me.  Assuming you agree with the above, kindly sign in the space below and return a copy to my attention.

Sincerely,

/s/ Fred Colen

Fred Colen
President and CEO, Neovasc Inc.

ACKNOWLEDGED AND AGREED:

The Experts

By:	/s/ Joseph H. Gorman
Name:	Dr. Joseph H. Gorman

By:	/s/ Robert C. Gorman
Name:	Dr. Robert C. Gorman

By:	/s/ Matthew J. Gillespie
Name:	Dr. Matthew J. Gillespie

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	August 3, 2018	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer